January 15, 2010

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: H. Christopher Owings

Re:	LivePerson, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 11, 2009 and August 7, 2009
File No. 000-30141

Dear Mr. Owings:

On behalf of LivePerson, Inc. (the “Company”), we respectfully provide the following responses to comments contained in the letter dated December 17, 2009 (the “Letter”) from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert P. LoCascio, the Company’s Chairman and Chief Executive Officer.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Letter.  Except where noted otherwise, the Company intends to comply with the comments in all future filings.

Securities and Exchange Commission
January 15, 2010

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 14

1.	We note your response to comment four from our letter dated October 28, 2009. We note that each officer’s annual incentive compensation is determined, in part, on the

“Company’s performance against objectives, in the following four areas: actual revenue as compared to target revenue; actual EBITDA per share as compared to target EBITDA per share; actual revenue-to-payroll ratio as compared to target revenue-to-payroll ratio; and consumer division actual revenue as compared to consumer division target revenue.”

Please quantify each goal, discuss your actual results under those goals, and how the amount paid to each executive officer was ultimately determined.  Please state if the Compensation Committee exercised its discretion and adjusted any named executive officer’s incentive payout.  With respect to the Executive Vice President of Marketing, Executive Vice President and GM Technology Operations, please explain what objectives you utilize to determine this executive officer’s annual incentive compensation and explain how the objectives are weighted; provide similar disclosure to what you have provided with respect to the other named executive officers you discuss here.  Please also discuss the circumstances under which any discretion may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

I.  For the Company’s Chief Executive Officer and its President/Chief Financial Officer, the following metrics and discretion were applied in calculating 2008 bonus payments.  At the beginning of the year, the Compensation Committee set the 2008 bonus target amount for each of these executives at $200,000, with the potential to under- or over-achieve this bonus target based on performance against four equally-weighted metric components as well as a discretionary component enabling the Compensation Committee to adjust actual payout upward or downward in its discretion.  As demonstrated below, the metric components of the incentive plan are structured such that the payout associated with each metric has a non-linear correlation to percentage achievement of the target for that metric.  This is designed to reward over-achievement of target performance and deduct for under-achievement of target performance.  In addition, for each metric there is a threshold achievement level below which no bonus is earned.  For the fiscal year 2008, actual achievements against the four metric components, and ultimate payout of incentive compensation was determined as follows for both the Company’s Chief Executive Officer and its President/Chief Financial Officer:

Securities and Exchange Commission
January 15, 2010

•
With respect to the metric component relating to the Company’s 2008 revenue, the target for this component was achieved at 96%, which, per the incentive plan for these executives, corresponded to a payout of 67% for this component.

•
With respect to the metric component relating to the Company’s 2008 EBITDA, the target for this component was achieved at 91%, which, per the incentive plan for these executives, corresponded to a payout of 80% for this component.

•
With respect to the metric component relating to the Company’s 2008 revenue to payroll ratio, the target for this component was over-achieved at 108%, which, per the incentive plan for these executives, corresponded to a payout of 116% for this component.

•
With respect to the metric component relating to the Company’s 2008 consumer operations revenue, the target for this component was achieved at 70%, which, per the incentive plan for these executives, failed to meet the threshold achievement for this component and accordingly, corresponded to a payout of 0% for this component.

The foregoing metric achievements, taken together, tallied to a bonus achievement of 66% of target (or $131,250) based on the metric components of the incentive compensation plan, and further subject to the Compensation Committee’s discretion to adjust payout pursuant to the discretionary component of the incentive compensation plan.  Upon review, the Compensation Committee took into account the foregoing metric achievements under the individual incentive compensation plan for these executives, as well as overall Company performance against Company targets for 2008 (which ranged from 82% to 95% achievement of targets), average percentage payout against bonus targets across the employee base of the Company for 2008 (which averaged 82% of target), and the Compensation Committee’s subjective evaluation of the overall performance of each executive.  Following its review, the Compensation Committee set the actual 2008 bonus payout for each of these executives at 75% of target, or $150,000, for each executive.

II.  For the Company’s Executive Vice President of Marketing, the 2008 bonus payment was determined in the following manner:  A bonus target amount was set at beginning of the year in the amount of $70,000.  Following the end of the year, the Company’s Chief Executive Officer and its President/Chief Financial Officer evaluated key performance areas and made a discretionary award based on their subjective assessment of the individual’s performance in 3 key areas for his role (equal weight was given to each component).  These areas were: lead generation to support sales efforts, product marketing to support product development efforts, and marketing communication, public relations and sales support.  Based on their evaluation, the Company’s Chief Executive Officer and its President/Chief Financial Officer recommended a payout of $65,000 based on the executive’s individual performance against the stated goals above, and taking into account the overall Company performance for 2008.  The Compensation Committee, in its discretion, reviewed and approved management’s recommendation for this executive’s 2008 bonus payout.

III.  For the Company’s Executive Vice President and GM Israel Technology Operations, the 2008 bonus payment was determined in the following manner:  A bonus target amount was set at beginning of the year in the amount of 215,000 NIS1.  The Company’s Chief Executive Officer and its President/Chief Financial Officer evaluated key performance areas and made a discretionary award based on their subjective assessment of the individual’s performance in 4 key areas for his role (equal weight was given to each component).  These areas were: maximizing availability of hosted services for customers within budget, maximizing effectiveness of customer support help desk within budget, supporting R&D programming efforts, and managing office administration for Israel operations within budget.  The Company’s Chief Executive Officer and its President/Chief Financial Officer recommended a payout against bonus target of 100% based on the executive’s individual performance against the stated goals and taking into account the overall Company performance for 2008.  The Compensation Committee, in its discretion, reviewed and approved management’s recommendation for this executive’s 2008 bonus payout.

_____________________________
1   As further detailed in the Company’s Definitive Proxy Statement on Schedule 14A filing with respect to this period, this executive is based in the Company’s Israel office and all payments are made in New Israeli Shekels.  A sample conversion to US Dollars based on an average exchange rate for 2008 appears in the Company’s Definitive Proxy Statement on Schedule 14A filing.

Securities and Exchange Commission
January 15, 2010

* * * * * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (212) 937-7239.  Thank you.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Robert P. LoCascio (LivePerson, Inc.)
Monica L. Greenberg, Esq. (LivePerson, Inc.)